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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.7)

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                           PACIFIC SCIENTIFIC COMPANY
                            (NAME OF SUBJECT COMPANY)

                           PACIFIC SCIENTIFIC COMPANY
                        (NAME OF PERSON FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
               (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    694806
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                   LESTER HILL
              CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                       620 NEWPORT CENTER DRIVE, SUITE 700
                         NEWPORT BEACH, CALIFORNIA 92660
                                (714) 720-1714
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON FILING STATEMENT)

                                 With Copies To:

        ADAM O. EMMERICH, ESQ.                 WILLIAM J. SIMPSON, ESQ.
    WACHTELL, LIPTON, ROSEN & KATZ      PAUL, HASTINGS, JANOFSKY & WALKER, LLP
         51 WEST 52ND STREET                       695 TOWN CENTER
       NEW YORK, NEW YORK 10019              COSTA MESA, CALIFORNIA 92826
            (212) 403-1000                          (714) 668-6200

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            This Amendment No. 7 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 22, 1997 (as subsequently amended, the "Schedule 14D-9"), by Pacific Scientific Company, a California corporation (the "Company" or "Pacific Scientific"), relating to the tender offer made by Torque Corporation ("Bidder"), a Delaware corporation and a wholly owned subsidiary of Kollmorgen Corporation, a New York corporation ("Kollmorgen"), to purchase 6,347,241 shares of Common Stock, including the associated rights (or such greater or lesser number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Kollmorgen and Bidder, will constitute a majority of the Common Stock outstanding on a fully diluted basis) at a price of $23.75 per share, net to the Seller in cash on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1997, and in the related Letter of Transmittal, as disclosed in a Tender Offer Statement on Schedule 14D-1, initially filed with the Commission on December 15, 1997 and as subsequently amended. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 2.  Tender Offer of Bidder.

      Item 2 is hereby amended and supplemented by adding thereto the following:

      On January 30, 1998, Kollmorgen increased the price of its unsolicited tender offer for a majority of the outstanding shares of common stock of Pacific Scientific from $20.50 to $23.75 per share in cash, and similarly increased the nominal value of Kollmorgen Common Stock that would be exchanged for shares Common Stock in the Proposed Merger, subject to a collar which could have the effect of rendering the consideration to be received in the Proposed Merger less than, or greater than, $23.75. The Company issued a press release on January 30, 1998 urging all Pacific Scientific shareholders to take no action on the Kollmorgen Offer until the Company has publicly announced the recommendation of its Board of Directors. A copy of the Company's press release is filed as Exhibit 33 hereto and is incorporated herein by reference.

Item 4.  The Solicitation or Recommendation

      Item 4 is hereby amended by adding thereto the same paragraph set forth above as an amendment to Item 2.

Item 9.  Material to be Filed as Exhibits

      Item 9 is hereby amended and supplemented by adding thereto the following:

      Exhibit 33  Press Release issued by the Company on January 30, 1998



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                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       PACIFIC SCIENTIFIC COMPANY

Dated:  January 30, 1998               By:       /s/ Lester Hill
                                          ----------------------
                                          Name:  Lester Hill
                                          Title: Chairman, President and
                                                 Chief Executive Officer


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                                  EXHIBIT INDEX

      Exhibit 33  Press Release issued by the Company on January 30, 1998